Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

May 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mariam Mansaray

Re:	Newsmax, Inc.
Registration Statement on Form S-1
Filed April 4, 2025
File No. 333-286405

Dear Ms. Mansaray:

This letter sets forth a response on behalf of Newsmax, Inc., a Florida corporation (the “Company”), to the oral comments received on April 10, 2025 and May 2, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-captioned Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with Amendment No. 1 to the Registration Statement, which has been revised to address the Staff’s comments. For the convenience of the Staff, the oral comments are restated below prior to the response to such comment.

Registration Statement on Form S-1 Filed on April 4, 2025

1.	Please provide additional disclosure regarding the consequences if certain Selling Stockholders in the Registration Statement are deemed to be “underwriters” as defined in Section 2(a)(11) of the Securities Act of 1933, as amended, including the impact on the offering and the regulatory obligations that would arise. In addition, please revise the Selling Stockholders table to ensure that, to the Company’s knowledge, all Selling Stockholders who may be deemed to be an “underwriter” as defined in Section 2(a)(11) of the Securities Act are designated as such.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the cover page of the prospectus contained in the Registration Statement and page 178 of the Registration Statement to clarify that any profit on the sale of shares by such Selling Stockholder, and any commissions or discounts received by the brokers or dealers, may be deemed to be underwriting compensation under the Securities Act. In addition, the Company has revised the Selling Stockholder table starting on page 10 of the Registration Statement to provide additional asterisks for Selling Stockholders who, to the Company’s knowledge, may be deemed to be “underwriters” as defined in Section 2(a)(11) of the Securities Act, as amended.

2.	Please provide additional disclosure regarding the private placement, conversion of existing shares of preferred stock, reclassification, and the forward stock split, to clarify how the Selling Stockholders received their shares of Class B Common Stock offered for resale in the Registration Statement.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised page 7 of the Registration Statement to further explain the private placement, conversion of existing shares of preferred stock, reclassification, and the forward stock split.

3.	Please revise the link in the section entitled, “Incorporation of Certain Information by Reference” to refer to the Company’s webpage entitled, “Investor Relations.”

RESPONSE:	The Company has revised page 212 of the Registration Statement to refer to IR.Newsmax.com.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Edward Welch of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3085 with any questions or further comments regarding the responses to the Staff’s comments.

Very truly yours,

/s/ Edward Welch, Esq.
Edward Welch, Esq.